UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: September 06, 2007                   /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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SEPTEMBER 6, 2007                              TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


  CENTRASIA CONTINUES TO INTERSECT WIDE ZONES OF GOLD MINERALIZATION AT SEVERNY

                     1.49 G/T AU OVER 43 METRES FROM SURFACE

VANCOUVER, B.C., Centrasia Mining Corp. ("Centrasia" or the "Company") is pleased to announce the 2007 drill program on the Severny Copper Gold Prospect ("Severny") on its Bulakashu Property in northern Kyrgyzstan is well underway with encouraging results to date. Four diamond drill rigs are now operating on Severny and thus far, four drill holes have been completed totaling 1,908 metres of the planned 6,000 metre program.

Complete assays have been received for three of the holes. Each of the three holes are on a NE to SW striking fence designed to test the south-central portion of an IP-resistivity anomaly and associated surface gold mineralization identified in the fall of 2006 (See October 5, 2006 news release). Hole SV07-07 was drilled to a depth of 296 metres, intersecting sporadic gold mineralization and quartz-sericite-pyrite alteration ("QSP") throughout most of the hole. Hole SV07-08, 200m to the southwest of Hole SV07-07, was drilled to a depth of 501 metres, intersecting strengthening QSP alteration and gold mineralization over wider intervals. Hole SV07-09 was drilled to a depth of 320 metres, under a road cut where a surface rock chip sample returned 48m of 2.27 g/t gold (See October 23, 2006 news release). Hole SV07-09 intersected two distinct, broad zones of gold mineralization and associated intense QSP alteration. The mineralized intervals are separated by post mineral, unaltered andesite dikes. The mineralization and alteration vectors point toward the southwest where last year's rock chip surface sampling encountered gold values ranging from 0.14 g/t up to 37.7 g/t in QSP altered greenstones. The table below shows the significant drill intercepts.


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HOLE           AZIMUTH        FROM           TO         INTERVAL         AU
                /DIP        (METRES)      (METRES)      (METRES)        (G/T)
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SV07-07         0/90            54            61              7          1.07
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SV07-08         0/90            34            35              1          6.86
                               101           118             17          0.53
                               128           136              8          0.68
                               151           163             12          0.60
                               171           177              6          1.20
                               188           195.4            7          0.74
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                                      -2-



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HOLE           AZIMUTH        FROM           TO         INTERVAL         AU
                /DIP        (METRES)      (METRES)      (METRES)        (G/T)
--------------------------------------------------------------------------------

SV07-09         0/90             1            44             43          1.49*
including                        1            12             11          2.46
including                       17            25             12          2.31

                                92           149             47          1.38**
including                       92            97              5          2.80
including                      100           109              9          2.10
including                      114           118              4          2.45
including                      126           133              7          2.36
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*    Interval  contains 4 samples  with gold  analyses  greater  than 3.0 g/t Au
     (8.63, 4.58, 4.47 and 5.19 g/t Au)
** Interval contains 6 samples with gold analyses greater than 3.0 g/t Au ( 8.69, 3.69, 3.49, 3.84, 3.67, and 4.26 g/t Au)

Douglas Turnbull, the company's President and C.E.O. states, "Our drilling to date continues to expand the size and extent of the gold target at Severny on surface and at depth. With each drill hole, we are beginning to get a better understanding of the distribution of gold mineralization within this large alteration system. Up until now we have been focusing on delineating the limits of the near surface, bulk tonnage gold target. We will need to do a lot more detailed drilling in order to delineate some of the structurally controlled zones of gold mineralization that we are encountering in drilling and on surface."

Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Mr. Tafuri has reviewed the technical information presented in this news release. All core samples are split by saw and one half of the core is submitted to Alex Stewart Assay and Environmental Laboratories, an ISO 9001, 2000 accredited laboratory based in Kara Balta, Kyrgyzstan for analysis.

Centrasia's headquarters is in Vancouver, Canada, with exploration offices in Bishkek, (Kyrgyzstan), Almaty (Kazakhstan) and Apatity (Russia). The company is actively engaged in the exploration and acquisition of precious and base metal projects in Central Asia, Russia and Eastern Europe. Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.


On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept  responsibility for the adequacy or the accuracy of this release.

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